UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-20625

Duke Realty Limited Partnership
(Exact name of registrant as specified in its charter)

600 East 96th Street, Suite 100
Indianapolis, Indiana 46240
(317) 808-6000
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

Limited Partner Units
(Title of each class of securities covered by this Form)

7.375% Senior Notes Due 2005
7.14% Medium-Term Notes Due 2004
6.95% PATS Due 2004
7.05% Putable Reset Securities (PURS) Due 2016
6.875% Notes Due 2005
6.75% Senior Notes Due 2008
7.375% Notes Due 2005
7.25% Medium-Term Notes Due 2028
6.80% Senior Notes Due 2009
7.30% Senior Notes Due 2003
7.75% Senior Notes Due 2009
6.95% Senior Notes Due 2011
5.875% Senior Notes Due 2012
5.45% Medium-Term Notes Due 2012
5.25% Senior Notes Due 2010
(Titles of all other classes of securities for which
a duty to file reports under Section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☒

        Approximate number of holders of record as of the certification or notice date: 220

        Pursuant to the requirements of the Securities Exchange Act of 1934, Duke Realty Limited Partnership has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DUKE REALTY LIMITED PARTNERSHIP
	By:	Duke Realty Corporation, its general partner

DATE: February 10, 2003		By:	/s/ JAMES R. WINDMILLER
			Name:	James R. Windmiller
			Title:	Senior Vice President, Corporate Taxation

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